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UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53560

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___January 1, 2005___ AND ENDING ___December 31, 2005___
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CCM Equities, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
200 South Wacker Drive - Suite 3325
                                (No. and Street)
Chicago   IL   60606
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michelle Doherty   (312) 382-8000
                                               (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*
Faircloth & Associates, LLC
(Name - if individual, state last, first, middle name)

542 South Dearborn Street - Suite 560   Chicago   IL   60605
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in the United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON
FINANCIAL

SEC MAIL RECEIVED PROCESSING
MAR 0 6 2006
WASH. D.C.
152 SECTION

FOR OFFICIAL USE ONLY

  * *Claims for exemption from the requirement that the annual report be covered by the opinion of an
    independent public accountant must be supported by a statement of facts and circumstances relied on as the
    basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)



CCM EQUITIES, LLC

CHICAGO, ILLINOIS

FINANCIAL STATEMENTS

DECEMBER 31, 2005

CCM EQUITIES, LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):

(x)   Independent Auditor's Report

(x)   (a)   Facing Page

(x)   (b)   Statement of Financial Condition

(x)   (c)   Statement of Operations

(x)   (d)   Statement of Cash Flows

(x)   (e)   Statement of Changes in Member's Capital

( )   (f)   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)

(x)   Notes to Financial Statements

(x)   (g)   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934

(x)   (h)   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

( )   (i)   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 (Not Applicable)

( )   (j)   A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (Not Required)

( )   (k)   a Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (Not Applicable)

(x)   (l)   An Oath or Affirmation

( )   (m)   Copy of the SIPC Supplemental Report (Not Required)

( )   (n)   A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control) (Not Required)

FAIRCLOTH & ASSOCIATES, LLC
ACCOUNTANTS AND AUDITORS

542 SOUTH DEARBORN STREET
CHICAGO, ILLINOIS 60605

INDEPENDENT AUDITOR'S REPORT

To the Member
CCM EQUITIES, LLC

We have audited the accompanying statement of financial condition of CCM EQUITIES, LLC as of December 31, 2005, and the related statements of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CCM EQUITIES, LLC as of December 31, 2005, and its results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit has been made primarily for the purpose of expressing an opinion on the financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Faircl01th & associates, LLC

Chicago, Illinois
February 10, 2006

AFFIRMATION

Gerald Ahern

I, ~~Michelle Doherty~~, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of CCM Equities, LLC as of December 31, 2005, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature:

~~Michelle Doherty~~ Gerald Ahern
Vice President

_____
Notary Public

CCM EQUITIES, LLC

Statement of Financial Condition
December 31, 2005

ASSETS

Cash on hand and in banks	$	62,220
Due from brokers		181,397
Other Assets		1,610
Total Assets	$	245,227

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	64,489
Total Liabilities	$	64,489
Commitments and contingent liabilities (Note 4)		
Member's equity		180,738
Total Liabilities and Member's Equity	$	245,227

The accompanying notes are an integral part of this financial statement.

CCM EQUITIES, LLC

Statement of Income
for the Year ended December 31, 2005

Revenues

Commission income	$	121,240
Dividend and interest income		810
Total Revenues	$	122,050

Expenses

Commission expense	$	61,351
Clearance and other fees		7,754
Communications		2,021
Trade errors		7,530
Regulatory fees		6,102
Other operating expenses		33,863
Total Expenses	$	118,621
Net Income	$	3,429

The accompanying notes are an integral part of this financial statement.

EXHIBIT C

CCM EQUITIES, LLC

Statement of Changes in Member's Equity
for the Year ended December 31, 2005

–

Member's equity, beginning of year	$	177,309
Net income for the year ended December 31, 2005		3,429
Member's equity, end of year	$	180,738

The accompanying notes are an integral part of this financial statement.

CCM EQUITIES, LLC

Statement of Cash Flows
for the Year ended December 31, 2005

—

Cash provided by (applied to) operating activities		
Net income	$	3,429
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities		
Due from brokers		(81,397)
Other assets		6,455
Accounts payable and accrued liabilities		63,639
Net cash applied to operating activities	$	(7,874)
Net increase in cash	$	(7,874)
Cash and cash equivalents at January 1, 2005		70,094
Cash and cash equivalents at December 31, 2005	$	62,220
Supplemental disclosure of cash flow information		
Cash paid during the period for interest	$	–
Cash paid during the period for taxes	$	–

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION

The Company was formed in August, 2001. The Company is registered as a broker-dealer. The Company provides execution services to other broker-dealers. The Company does not carry customer accounts as defined in rule 15c3-3 of the Securities Act.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents - Cash and cash equivalents include cash on deposit and money market investments.

Organization Costs - Organization costs are amortized over a five-year period using the straight-line method.

Management's Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company is a disregarded entity under the Internal Revenue Code. The Company allocates taxable income or loss to the Member of the Company, who is responsible for reporting the taxes thereon. Accordingly, no income tax provision has been included in the determination of net income.

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standard No. 107 and are either already reflected at fair values, or are short-term or replaceable on demand. Therefore their carrying amounts approximate their fair values.

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES

At December 31, 2005, the Company was leasing a Chicago Board
Options Exchange membership. The lease has no expiration date,
but can be cancelled by either party to the lease upon thirty-
days' notice to the other party. Lease payments are indexed and
adjusted monthly using a formula based upon the sale price of
memberships. Seat lease rental expense for 2005 was $6,163.

There were no contingent liabilities at the statement date.

NOTE 5 - CAPITAL REQUIREMENTS

The Company is subject to the capital requirement rules of the
National Association of Securities Dealers. Company net capital
was determined to be $88,335 under these rules; this amount
exceeded the minimum requirement by $83,335 at December 31, 2005.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company is a single member limited liability Company. The
Company shares office space, facilities, and personnel with
CCM Futures, LLC, another single member limited liability Company
under common ownership.

CCM EQUITIES, LLC

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2005

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

Broker or Dealer CCM Equities, LLC	as of	12/31/05

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)		$ 180,738	3480
2. Deduct: Ownership equity not allowable for net capital			3490
3. Total ownership equity qualified for net capital		180,738	3500
4. Add			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			3520
B. Other (deductions) or allowable credits (List)			3525
5. Total capital and allowable subordinated liabilities		$ 180,738	3530
6. Deductions and/or charges			
A. Total non-allowable assets from:			
Statement of Financial Condition (Notes B and C)	$ 90,537 3540		
1. Additional charges for customers' and non-customers' security accounts	3550		
2. Additional charges for customers' and non-customers' commodity accounts	3560		
B. Aged fail-to-deliver	3570		
1. Number of Items	3450		
C. Aged short security differences - less			
reserve of	3460	3580	
number of items	3470		
D. Secured demand note deficiency		3590	
E. Commodity futures contracts and spot commodities proprietary capital charges		3600	
F. Other deductions and/or charges		1,866 3610	
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615	
H. Total deductions and/or charges		92,403	3620
7. Other additions and/or allowable credits (list)			3630
8. Net capital before haircuts on securities positions		88,335	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities commitments		3660	
B. Subordinated securities borrowings		3670	
C. Trading and investment securities:			
1. Bankers' acceptances, certificates of deposit and commercial paper		3680	
2. U.S. and Canadian government obligations		3690	
3. State and municipal government obligations		3700	
4. Corporate obligations		3710	
5. Stocks and warrants		3720	
6. Options		3730	
7. Arbitrage		3732	
8. Other securities		3734	
D. Undue concentration		3650	
E. Other (list)		3736	3740
10. Net Capital			88,335 3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

Broker or Dealer CCM Equities, LLC	as of	12/31/05

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	4,299	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital			
requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	83,335	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)		81,886	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition		64,489	3790
17. Add:			
A. Drafts for immediate credit	3800		
B. Market value of securities borrowed for which no			
equivalent is paid or credited	3810		
C. Other unrecorded amounts (List)	3820	-	3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c)(1)(vii))			3838
19. Total aggregate indebtedness		64,489	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)		73%	3850
21. Percentage of Aggregate Indebtedness to net capital *after* anticipated capital withdrawals		73%	3853
(line 19 / line 10 less item 4880 page 11)			

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirment pursuant to Rule		
15c3-3 prepared as of the date of the net capital computation including both brokers or dealers		
and consolidated subsidiaries debits		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital		
requirement of subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess net capital (line 10 less 24)		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 / line 17 page 8)		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits		
(line 10 less Item 4880 page 11 / line 17 page 8)		3854
28. Net capital in excess of:		
5% of combined aggregate debit items or $120,000		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under		
Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) / Net Capital		3852

Notes:

(A) The minimum net capital requirements should be computed by adding the minimum dollar net capital requirement
   of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of
   1. Minimum dollar net capital requirement, or
   2. 6-2/3% of aggregate indebtedness of 2% of aggregate debits if alternative method used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes
   covered by subordination agreements not in satisfactory form and the market values of memberships in
   exchanges contributed for use of company (contra to item 1740) and partners' securities which were
   included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material
   non-allowable assets

CCM EQUITIES, LLC

Reconciliation of Computation of Net Capital
December 31, 2005

The following is a reconciliation and explanation for differences between the audited and unaudited computation of net capital.

	UNAUDITED	DIFFERENCE	AUDITED
Total Ownership Equity	$ 181,548 \1	$ (810)	$ 180,738
Deduct equity not allowable	0	0	0
Equity Qualified for			
Net Capital	$ 181,548	$ (810)	$ 180,738
Add:			
Subordinated Liabilities	0	0	0
Other deductions	0	0	0
Total Capital and			
Subordinated Debt	$ 181,548	$ (810)	$ 180,738
Deductions and/or charges			
Nonallowable assets	90,537		90,537
Demand note deficiency	0	0	0
Other deductions/charges	0	0	0
Net Capital Before Haircuts	$ 91,011	$ (810)	$ 90,201
Haircuts on Trading and			
Investment Securities	1,866	0	1,866
Net Capital	$ 89,145	$ (810)	$ 88,335
Net Capital Requirement	5,000	0	5,000
Excess Net Capital	$ 84,145	$ (810)	$ 83,335

\1   Difference due to adjustment of accrued expenses

CCM EQUITIES, LLC

Computation for Determination of Reserve Requirements
for Brokers and Dealers Pursuant to
Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2005

The Company does not clear securities transactions or take
possession or control of securities for customers and, therefore,
is exempt from the possession or control and reserve requirements
of Rule 15c3-3 under the Securities Exchange Act of 1934.

FAIRCLOTH & ASSOCIATES, LLC
ACCOUNTANTS AND AUDITORS

542 SOUTH DEARBORN STREET
CHICAGO, ILLINOIS 60605

**SUPPLEMENTAL REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5**

To the Member
CCM Equities, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of CCM Equities, LLC (the"Company") for the year ended December 31, 2005 (on which we issued our report dated February 10, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of the Company's Members, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fairclott & Associates, LLC

Chicago, Illinois
February 10, 2006